Museum artists you may have missed

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hello Sam,

We wanted to follow up on our latest Sam Gilliam offering, which is at 84% progress.

Gilliam is currently featured alongside a handful of Masterworks artists at the prestigious Whitney Museum in New York. Here's his painting hanging alongside a work by Jean-Michel Basquiat:


TAX
GANGSTERISM

Gilliam's had quite a year—he's also shown at the Met and Art Basel in '24, and we're extremely excited to have him back on the platform amid all this institutional success.

We're offering one of his famous *Slice* paintings. In 2022, we sold a similar *Slice painting that delivered 33.1% net annualized returns after 791 days held. Past performance not indicative of future returns.*

Investors who put $10k into that offering saw $8,600 in net profit—86% is the largest total net return realized by Masterworks to date.

Our newest Slice painting is similar to that one, and is available right now.

Invest here, or view the offering circular below.

85% PROGRESS

Thanks,

Anthony DeSimone

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Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here.